                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K
                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

     For the fiscal year ended    December 31, 1996
                                  -----------------

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _______________ to _________________

     Commission file number   0-3658

     A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                   The First American Financial Corporation
                              401(k) Savings Plan

     B. Name of issuer of securities held pursuant to the Plan and the address of its principal executive office:

                   The First American Financial Corporation
                             114 East Fifth Street
                         Santa Ana, California  92701

INDEX
-----

                                                                                 Page
                                                                                 ----

Consent of Independent Accountants                                                3

Signatures                                                                        4

Financial Statements of The First American Financial Corporation 401(k)
  Savings Plan

        Report of Independent Accountants                                         6

        Statement of Net Assets Available for Plan Benefits,
          with Fund Information as of December 31, 1996                           7

        Statement of Net Assets Available for Plan Benefits,
          with Fund Information as of December 31, 1995                           8

        Statement of Changes in Net Assets Available
          for Plan Benefits, with Fund Information for the
          year ended December 31, 1996                                            9

        Statement of Changes in Net Assets Available
          for Plan Benefits, with Fund Information for the
          year ended December 31, 1995                                           10

        Notes to Financial Statements                                            11

Supplemental Schedules*:

        Item 27a - Assets held for Investment Purposes as of
          December 31, 1996                                                      15

        Item 27d - Schedule of Reportable Transactions for
          the year ended December 31, 1996                                       16



* Other schedules have been omitted because they are either not applicable or exempt from reporting requirements of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA).

                      CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-86398) of The First American Financial Corporation of our report dated June 24, 1997 appearing in the Annual Report of The First American Financial Corporation 401(k) Savings Plan on Form 11-K for the year ended December 31, 1996.



PRICE WATERHOUSE LLP
Costa Mesa, California
June 24, 1997

SIGNATURES

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                              The First American Financial Corporation
                              401(k) Savings Plan



Date:  June 24, 1997  /s/ THOMAS A. KLEMENS
                      -------------------------------------------------

   THE FIRST AMERICAN
   FINANCIAL CORPORATION
   401(k) SAVINGS PLAN
   REPORT AND FINANCIAL STATEMENTS
   WITH ADDITIONAL INFORMATION
   DECEMBER 31, 1996 AND 1995

                       REPORT OF INDEPENDENT ACCOUNTANTS


June 24, 1997

To the Participants and
Administrative Committee of
The First American Financial Corporation
401(k) Savings Plan



In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for Plan benefits of The First American Financial Corporation 401(k) Savings Plan (the Plan) at December 31, 1996 and 1995, and the changes in the net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for Plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP
Costa Mesa, California

THE FIRST AMERICAN FINANCIAL CORPORATION
401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------------

                                                                   December 31, 1996
                                ----------------------------------------------------------------------------------------------------
                                                                    Fund Information
                                ----------------------------------------------------------------------------------------------------
                                 Company      International    Small Cap      Large Cap                     Money
                                  Stock           Stock          Stock          Stock          Bond         Market
                                   Fund           Fund            Fund          Fund           Fund          Fund          Total
                                ----------    -------------    ----------    -----------    ----------    ----------    -----------
Assets:
Cash and cash equivalents       $   94,290       $   99,266    $  101,762     $  145,892    $   53,734    $4,013,362    $ 4,508,306

Investments, at fair value:
     Investment companies        6,123,513        5,140,392     4,575,169      7,746,802     2,662,794                   26,248,670

Receivables:
     Participant
      contributions                 86,447           88,705        90,218        136,009        49,150        69,172        519,701
     Employer contributions          2,526            1,623         1,952          2,545         1,167         2,569         12,382
                                ----------       ----------    ----------     ----------    ----------    ----------    -----------

Total assets                     6,306,776        5,329,986     4,769,101      8,031,248     2,766,845     4,085,103     31,289,059
                                ----------       ----------    ----------     ----------    ----------    ----------    -----------

Liabilities:
     Fees payable                    9,008            7,764         6,493         11,076         4,873         9,080         48,294
                                ----------       ----------    ----------     ----------    ----------    ----------    -----------

Total liabilities                    9,008            7,764         6,493         11,076         4,873         9,080         48,294
                                ----------       ----------    ----------     ----------    ----------    ----------    -----------

Net assets available for
  plan benefits                 $6,297,768       $5,322,222    $4,762,608     $8,020,172    $2,761,972    $4,076,023    $31,240,765
                                ==========       ==========    ==========     ==========    ==========    ==========    ===========


                The accompanying notes to financial statements
                   are an integral part of these statements.

THE FIRST AMERICAN FINANCIAL CORPORATION
401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
-------------------------------------------------------------------------------

                                                                         December 31, 1995
                                 ---------------------------------------------------------------------------------------------------
                                                                          Fund Information
                                 ---------------------------------------------------------------------------------------------------
                                 Company      International    Small Cap      Large Cap                     Money
                                  Stock           Stock          Stock          Stock          Bond         Market
                                   Fund           Fund            Fund          Fund           Fund          Fund          Total
                                 ----------   -------------    ----------    -----------    ----------    ----------    -----------
Assets:
Cash and cash equivalents       $    2,975       $    8,192    $    2,831     $    3,796    $    2,758    $2,117,049    $ 2,137,601

Investments, at fair value:
     Investment companies        1,944,082        2,370,519     1,902,859      3,165,076     1,467,249                   10,849,785

Receivables:
     Participant
      contributions                 62,372           81,691        64,463        106,898        50,852        72,724        439,000
     Employer contributions          1,807            1,425         1,389          2,373         1,216         2,822         11,032
                                ----------       ----------    ----------     ----------    ----------    ----------    -----------

Total assets                     2,011,236        2,461,827     1,971,542      3,278,143     1,522,075     2,192,595     13,437,418
                                ----------       ----------    ----------     ----------    ----------    ----------    -----------

Liabilities:
     Fees payable                    5,983            7,717         5,983         10,102         5,300         9,689         44,774
                                ----------       ----------    ----------     ----------    ----------    ----------    -----------

Total liabilities                    5,983            7,717         5,983         10,102         5,300         9,689         44,774
                                ----------       ----------    ----------     ----------    ----------    ----------    -----------

Net assets available for
  plan benefits                 $2,005,253       $2,454,110    $1,965,559     $3,268,041    $1,516,775    $2,182,906    $13,392,644
                                ==========       ==========    ==========     ==========    ==========    ==========    ===========

                The accompanying notes to financial statements
                   are an integral part of these statements.

THE FIRST AMERICAN FINANCIAL CORPORATION
401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------------

                                                                          December 31, 1996
                                ----------------------------------------------------------------------------------------------------
                                                                          Fund Information
                                ---------------------------------------------------------------------------------------------------
                                 Company      International    Small Cap      Large Cap                     Money
                                  Stock           Stock          Stock          Stock          Bond         Market
                                   Fund           Fund            Fund          Fund           Fund          Fund          Total
                                ----------    -------------    ----------    -----------    ----------    ----------    -----------
Additions (deductions) in net
  assets available for plan
  benefits:
     Interest and dividends     $   70,542       $  244,150    $  441,136     $  401,952    $  126,193    $  149,442    $ 1,433,415
     Net appreciation
      (depreciation)
      in fair value of
      investments                1,854,774          428,526      (203,251)       587,171       (98,091)                   2,569,129

     Contributions by
      participants               2,163,303        2,335,560     2,289,976      3,742,408     1,423,590     2,019,294     13,974,131
     Contributions by
      employer                     230,564          253,747       222,697        369,195       176,150       308,950      1,561,303
     Benefit payments to
      participants                (268,531)        (257,934)     (216,741)      (397,929)     (158,503)     (248,649)    (1,548,287)

     Fees and expenses             (22,712)         (22,698)      (19,555)       (33,412)      (15,465)      (27,728)      (141,570)


     Interfund transfers           264,575         (113,239)      282,787         82,746      (208,677)     (308,192)             -
                                ----------       ----------    ----------     ----------    ----------    ----------    -----------

Net increase in net
  assets available for plan
  benefits                       4,292,515        2,868,112     2,797,049      4,752,131     1,245,197     1,893,117     17,848,121

Net assets available for plan
  benefits, beginning of year    2,005,253        2,454,110     1,965,559      3,268,041     1,516,775     2,182,906     13,392,644
                                ----------       ----------    ----------     ----------    ----------    ----------    -----------
Net assets available for plan
  benefits, end of year         $6,297,768       $5,322,222    $4,762,608     $8,020,172    $2,761,972    $4,076,023    $31,240,765
                                ==========       ==========    ==========     ==========    ==========    ==========    ===========


                The accompanying notes to financial statements
                   are an integral part of these statements.

THE FIRST AMERICAN FINANCIAL CORPORATION
401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------------

                                                                            December 31, 1995
                                ----------------------------------------------------------------------------------------------------
                                                                            Fund Information
                                ----------------------------------------------------------------------------------------------------
                                 Company      International    Small Cap      Large Cap                     Money
                                  Stock           Stock          Stock          Stock          Bond         Market
                                   Fund           Fund            Fund          Fund           Fund          Fund          Total
                                ----------    -------------    ----------    -----------    ----------    ----------    -----------
Additions (deductions) in net
  assets available for plan
  benefits:
     Interest and dividends     $   18,569       $   92,665    $  106,507     $   75,138    $   40,820    $   52,245    $   385,944
     Net appreciation
      (depreciation)
      in fair value of
      investments                  338,026           (5,247)      106,341        333,320        78,228                      850,668

     Contributions by
      participants               1,488,099        2,216,154     1,590,890      2,565,322     1,279,049     1,974,437     11,113,951
     Contributions by
      employer                     185,786          271,313       185,507        306,637       177,083       325,410      1,451,736
     Benefit payments to
      participants                 (32,466)         (50,535)      (25,935)       (44,943)      (31,964)      (50,151)      (235,994)

     Fees and expenses             (22,341)         (31,484)      (22,441)       (37,469)      (21,121)      (38,805)      (173,661)

     Interfund transfers            29,580          (38,756)       24,690         70,036        (5,320)      (80,230)             -
                                ----------       ----------    ----------     ----------    ----------    ----------    -----------
Net increase in net
  assets available for plan
  benefits                       2,005,253        2,454,110     1,965,559      3,268,041     1,516,775     2,182,906     13,392,644

Net assets available for plan
  benefits, beginning of year
                                ----------       ----------    ----------     ----------    ----------    ----------    -----------
Net assets available for plan
  benefits, end of year         $2,005,253       $2,454,110    $1,965,559     $3,268,041    $1,516,775    $2,182,906    $13,392,644
                                ==========       ==========    ==========     ==========    ==========    ==========    ===========

                The accompanying notes to financial statements
                   are an integral part of these statements.

THE FIRST AMERICAN FINANCIAL CORPORATION
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN

   GENERAL
   The First American Financial Corporation 401(k) Savings Plan (the "Plan") is a defined contribution profit sharing plan covering all U.S. employees of The First American Financial Corporation or an eligible subsidiary that has adopted the Plan (the "Company"). An employee is eligible to participate in the Plan if the employee is at least 21 years of age and has been employed by the Company for at least 1 year and has completed at least 1,000 hours of service during the plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Although it has not expressed any intention to do so, the Company has the right, under the terms of the Plan, to terminate the Plan subject to ERISA provisions. The Plan is administered by an administrative committee appointed by the Board of Directors of the Company.

   CONTRIBUTIONS
   Employee contributions to the Plan are based upon a percentage of gross pay as designated by each participant. Participants may contribute up to 12% of their annual wages but not more than the applicable limit imposed by the Internal Revenue Service. Contributions are invested based on each participant's election in one or more of the following funds: Company Stock Fund, International Stock Fund, Small Cap Stock Fund, Large Cap Stock Fund, Bond Fund, and Money Market Fund.

   The Company makes matching contributions of 50% of the first $500 of a participant's contributions each year and the Company may make profit sharing contributions which would be determined by the Company's Board of Directors.

   PARTICIPANTS' ACCOUNTS
   Each participant's account is credited with the participant's contributions, Company matching contributions, any profit sharing contributions and any Plan earnings.

   VESTING
   All participant and Company contributions are fully vested at all times.

   BENEFIT PAYMENTS
   Participants or beneficiaries may elect to withdraw benefits upon termination of employment, retirement, permanent disability, or death. Other withdrawals from the Plan can be made under certain circumstances. Benefit payments are recorded when paid.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF ACCOUNTING
   The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

   VALUATION OF INVESTMENTS
   Investments in collective investment funds and common stock are stated at market value determined by quoted market prices in an active market.

   INVESTMENT INCOME
   Dividend and interest income are recorded as earned. The net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) of investments.

THE FIRST AMERICAN FINANCIAL CORPORATION
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

   Use of estimates
   Certain amounts and disclosures included in the financial statements of the Plan require management to make estimates which could differ from actual results.

3. Investment options

   Plan participants may choose among six investment options:

   . Money Market Fund - This fund invests in cash equivalents and money market
     -----------------
     investments initially through the Fidelity U.S. Treasury Income Portfolio. The fund's objective is to obtain current income while preserving capital and maintaining liquidity.

   . Bond Fund - This fund invests in intermediate-term maturity government
     ---------
     bonds initially through the T. Rowe Price U.S. Treasury Intermediate Bond Fund. The fund's objective is to preserve initial principal and accrued interest, and obtain current income.

   . Large Cap Stock Fund - This fund invests in stocks of large U.S. companies
     --------------------
     initially through the Fidelity Advisor Growth Opportunities Fund. The fund's objective is to seek returns from capital growth and dividends of stocks of larger U.S. companies.

   . Small Cap Stock Fund - This fund invests in stocks of small U.S. companies
     --------------------
     initially through the T. Rowe Price New Horizons Fund. The fund's objective is to seek maximum long-term return from a combination of capital growth and dividend income.

   . International Stock Fund - This fund invests in stocks of non-U.S.
     ------------------------
     companies initially through the Templeton Foreign Fund. The fund's objective is to seek long-term growth opportunities in non-U.S. stocks.

   . Company Stock Fund - This fund invests in shares of The First American
     ------------------
     Financial Corporation common stock ("Company Stock") and such other assets, awaiting investment in Company Stock, as the plan trustee considers advisable. The plan trustee may purchase shares of Company Stock for the fund from the Company or on the open market. If purchased from the Company, Company Stock is valued at its closing price on the day the stock was purchased or, if no sales of Company Stock occurred on the open market that day, on the next preceding day when the Company Stock was traded.


4. Tax status

   The Company has obtained a favorable tax determination letter, dated February 11, 1997, from the United States Treasury Department qualifying the Plan for tax-exempt status under Section 401(a) of the Internal Revenue Code and for exemption from federal income taxes under the provisions of Section 501(a).


5. Administrative expenses

   Expenses incurred by the Plan for accounting and administration are borne partially by the Plan's sponsor and partially by the Plan. For the years ended December 31, 1996 and 1995, fees paid by the Plan amounted to and $141,570 and $173,661, respectively, and fees paid by the Plan's sponsor totaled $153,892 and $134,375, respectively.

THE FIRST AMERICAN FINANCIAL CORPORATION
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. PLAN TERMINATION

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


7. SUBSEQUENT EVENTS

   Effective January 1, 1997, the Plan Administrative Committee amended the Plan making eligible any employee of an eligible subsidiary who is at least 21 years of age and has been employed by the Company for at least 90 days. Additionally, the Plan has amended its funds available under its Money Market Fund and its Large Cap Stock Fund investment options. These new funds offer essentially the same objectives as the current funds.

                    THE FIRST AMERICAN FINANCIAL CORPORATION

                              401(k) SAVINGS PLAN

                             SUPPLEMENTAL SCHEDULES

                   THE FIRST AMERICAN FINANCIAL CORPORATION
                              401(k) SAVINGS PLAN

SCHEDULE I -- ITEM 27A ASSETS HELD FOR INVESTMENT PURPOSES
--------------------------------------------------------------------------------

                                           Description of Investment, Including                               Current Value at
Identity of Issue, Borrower,                 Maturity Date, Rate of Interest,                                   December 31,
 Lessor, or Similar Party                   Collateral, Par or Maturity Value               Cost                   1996
 ------------------------                  ------------------------------------             ----                   ----
Investment Companies
--------------------
  Templeton Foreign Fund                                  496,177 shares                 $ 4,738,168           $ 5,140,392

  T. Rowe Price New Horizons Fund                         210,159 shares                   5,020,143             4,575,169

  Fidelity Adv Growth Opportunity Fund                    219,456 shares                   6,902,507             7,746,802

  T. Rowe Price U.S. Treasury
   Intermediate Bond Fund                                 514,053 shares                   2,655,232             2,662,794
                                                                                         -----------           -----------

        Total investment companies                                                       $19,316,050           $20,125,157
                                                                                         ===========           ===========

U.S. Corporation Common Stock
-----------------------------
  First American Financial Corporation*                   148,900 shares,                $ 4,044,816           $ 6,123,513
                                                          common stock
Cash and Cash Equivalents
-------------------------
  Fidelity U.S. Treasury Income Portfolio                 3,919,091 units,               $ 4,508,306           $ 4,508,306
                                                          par value
                                                          589,215 currency

*  Party-in-interest.

THE FIRST AMERICAN FINANCIAL CORPORATION
401(k) SAVINGS PLAN

SCHEDULE II - ITEM 27d SCHEDULE OF REPORTABLE TRANSACTIONS
-------------------------------------------------------------------------------

                                                                                EXPENSE                  CURRENT VALUE
                                                                               INCURRED                  OF ASSET ON        NET
IDENTITY OF                               PURCHASE      SELLING     LEASE        WITH        COST OF     TRANSACTION   REALIZED GAIN
PARTY INVOLVED  DESCRIPTION OF ASSET       PRICE         PRICE      RENTAL    TRANSACTION     ASSET         DATE          (LOSS)
--------------  -----------------------   ----------    ----------  ------    -----------   ----------   ------------  -------------
Federated       Federated Mini Cap        $1,982,457                                        $1,982,457   $1,982,457
 Investment      Fund
 Counseling

Federated       Federated Mini Cap                      $4,143,108                           3,808,009    4,143,108    $ 335,099
 Investment      Fund
 Counseling

Templeton       Templeton Foreign Fund     2,676,258                                         2,676,258    2,676,258

T. Rowe Price   T. Rowe Price              4,725,343                                         4,752,343    4,752,343
                  New Horizons

Fidelity        Fidelity Adv Growth        4,241,506                                         4,241,506    4,241,506
 Management and  Opportunity Fund
 Research
 Company

T. Rowe Price   T. Rowe Price Interme-     2,824,503                                         2,824,503    2,824,503
                 diate-Term U.S.
                 Treasury Portfolio


Fidelity        Fidelity U.S. Treasury     2,540,284                                         2,540,284    2,540,284
 Management and   Income Portfolio
 Research
 Company

Fidelity         Fidelity U.S. Treasury                    735,964                             735,964      735,964
 Management and   Income Portfolio
 Research
 Company

The First        Common stock              2,794,414                                         2,794,414    2,794,414
 American
 Financial
 Corporation

Fidelity         Vanguard Admiral Inter-   1,315,713                                         1,315,713    1,315,713
 Management and   mediate-Term
 Research         U.S. Treasury
 Company          Company

Fidelity         Vanguard Admiral                        2,752,385                           2,767,852    2,752,385      (15,467)
 Management and   Intermediate-Term
 Research         U.S. Treasury
 Company          Portfolio




Note - Under ERISA, a reportable transaction is a transaction or series of transactions during the period that involves more than 5% of the fair value of plan assets at the beginning of the period.